UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-33668

SUPERCOM LTD.

(Translation of Registrant’s name into English)

3, Rothschild Street,

Tel Aviv,

Israel

(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SuperCom Ltd. (the “Company”) is furnishing its unaudited condensed consolidated financial statements as of June 30, 2026 and for the six month period then ended as Exhibit 1 to this Form 6-K, and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of June 30, 2026 and for the six month period then ended as Exhibit 2 to this Form 6-K.

This report on Form 6-K, including its exhibits, is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785, 333-121231, and

333-293484 and on Form F-3 File No. 333-261442 and 333-287163.

6-K Items

1.	Condensed Interim Consolidated Financial Statements of SuperCom Ltd. and its subsidiaries as of June 30, 2026.

2.	Management's Discussion and Analysis of Results Operations.

101.1NS   XBRL Instance Document

101.SCH  XBRL Taxonomy Extension Schema Document

101.CAL  XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB  XBRL Taxonomy Extension Label Linkbase Document

101.PRE  XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF  XBRL Taxonomy Extension Definitions Linkbase Document

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Arie Trabelsi Name: Arie Trabelsi Title: Chairman of the Board

Date: September 30, 2026